Exhibit 99.1
Gamma-delta T cell engagers for next-generation cancer therapeutics Investor Presentation June 2024 ©2024 LAVA Therapeutics. All rights reserved.

2 This presentation contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations, including statements relating to the timing of the initiation of the clinical trials, including the expansion phase of the Phase 1/2a trial to evaluate LAVA 1207 in combination with KEYTRUDA®, the timing of regulatory submissions, including an IND of LAVA-1266 in AML and LAVA's cash runway and the sufficiency of resources to pursue development. Forward-looking statements are based on our management’s beliefs and assumptions and information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors. These risks and uncertainties include, among other things; the timing and results of our research and development programs, preclinical studies and clinical trials, including the availability of data therefrom, expectations regarding enrollment in clinical trials, the timing of our clinical trial for LAVA-1207, and the submission of INDs or CTAs for our other product candidates; the expected safety profile of LAVA’s product candidates; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates; potential uses of LAVA’s product candidates to treat various tumor targets, including AML, MDS, mCRPC, CRC, NSCLC, and HNSCC, and improve patient outcomes, the ability of low-dose interleukin-2 to increase the number of V9V2 T cells available for engagement by LAVA’s product candidates; the relationship between V2 T cells and antitumor activity; the potential synergies between LAVA’s product candidates and other immuno-oncology approaches; the potential market opportunity our product candidates seek to address; our intellectual property position; the ability of LAVA’s collaborators to support or advance collaborations or our product candidates; any payments to us under our license agreement with LAVA’s collaborators or our agreements with our collaborators and our cash runway; our ability to leverage our initial programs to develop additional product candidates using our Gammabody® platform; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials. In addition, there may be adverse effects on our business condition and results of operations from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation, interest rates, the Russian invasion of Ukraine and the Israel-Hamas war. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward‐looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, the events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. Legal Disclosure: Forward-looking Statements

Investment Highlights

Proprietary Gammabody® Platform

- Potential first-in-class Platform maximizing the unique anticancer potential of Gamma-Delta T cells[1]
- Engineered to selectively activate Vδ2 T cells upon cross-linking with tumor-associated antigen
- Designed to drive larger therapeutic window with low incidence of high-grade CRS and limited on-target/off-tumor toxicities while maintaining anticancer activity

Progressing mCRPC Study in Phase 1

- Lead program LAVA-1207 in mCRPC currently enrolling dose level 10 monotherapy cohort
- Enrollment in combination arm with KEYTRUDA® (pembrolizumab) expected to start Q2 2024[2]

Growing Pipeline

- Pre-IND package submitted to FDA for LAVA-1266 in AML; IND submission expected in Q2 2024
- IND enabling studies and CMC work ongoing for 2 pre-clinical programs

Validating Strategic Partners

- Pfizer worldwide license agreement for PF-08046052[3] for EGFR+ tumors, in Phase 1
- Received $7 million Phase 1 enrollment milestone
- Johnson & Johnson Innovative Medicine collaboration has selected a lead candidate, in preclinical development

Strong Team, IP and Cash Position

- Experienced management team, with diverse portfolio of product and platform IP and a cash balance of $95 million[4], with an expected runway into 2026

1. Gamma-delta T cells are abbreviated as Vγ9Vδ2 or Vδ2 in this deck. 2. LAVA announced a clinical collaboration with Merck & Co., on January 25, 2024. 3. Formerly LAVA-1223, 4. Based on cash, cash equivalents and investments as of March 31, 2024, mCRPC = Metastatic Castration-Resistant Prostate Cancer, CRS = Cytokine Release Syndrome, IL-2 = Interleukin-2.

3 | LAVA

Gammabody® Platform Pipeline: Potential in Hematologic Malignancies and Solid Tumor Indications

Pipeline

Candidate	Target	Indication(s)	Preclinical	Phase 1	Phase 2
LAVA-1207	PSMA	mCRPC			
		Monotherapy			
		+ IL-2			
		+ Pembrolizumab[1]			
LAVA-1266	CD123	Hematologic Malignancies			
LAVA-1427		Undisclosed			
LAVA-1433		Undisclosed			
Strategic Partnerships					
PF-08046052	EGFR	Solid Tumors			Pfizer
Johnson & Johnson Innovative Medicine		Undisclosed	Johnson&Johnson Innovative Medicine		

■ Solid Tumor ■ Hematologic malignancy ■ Undisclosed

1. LAVA announced a clinical collaboration with Merck & Co., on January 25, 2024 for LAVA-1207. PSMA: prostate-specific membrane antigen; EGFR: epidermal growth factor receptor; mCRPC: metastatic castration-resistant prostate cancer

4

LAVA

Gammabody® Platform Overview

6 LAVA’s Bispecific T Cell Engager Strategy is Focused on Recruiting V2-T Cells Therapeutic Window 1 st generation T cell engagers • CD3 (pan) T cell activators • High grade cytokine release syndrome (CRS) toxicities • On-target/off-tumor toxicities • Co-activation of Tregs • Sporadic efficacy in solid tumors Therapeutic Window LAVA’s next-generation approach • Recruitment of Vδ2 T cells • Homogeneous population of antitumor immune effector cells • Avoids co-activation of Tregs • Anticipated low incidence of high-grade CRS and on-target/off-tumor toxicity • Unique antigen presenting function CD3-based bsTCE gamma-delta bsTCE

Vδ2 T Cells

Positioned at the interface between innate and adaptive immunity



Innate Immunity
Adaptive Immunity
monocyte-macrophage
basophil
dendritic cell
eosinophil
granulocyte
Mast cell
NK cell
γδ
γδ T cell
NK T cell
Regulatory T cell
CD4 T cell
B cell
CD8 T cell
antibodies
Plasma cell
Cytotoxic T cell

- Largest γδ T cell subset in blood: (~90-95% of total γδ T cells)
- Natural ability to recognize and kill tumor cells
- Presence of Vδ2 T cells associated with improved outcomes in cancer patients
- Recognize tumors through phosphoantigen-BTN2A1/3A1 complex
- Consistent pro-inflammatory cytotoxic effector T cell population

7 Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22 Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939

8 Selective Activation of Vδ2 T Cells has the Potential to Coordinate the Immune Response Against Tumors 1 Lameris R et al. Cell Reports Med 2023, Data on file, 2 King L, et al, Cancer Immunol Res 2023; 11:1237-1252, 3 King L, et al. in preparation EXPANSION BROAD IMMUNE ACTIVATION ANTIGEN PRESENTATION Vδ2 T cell expansion1 CD8+ T cell IFN-γ production3 Downstream T and NK cell activation

9 Sparing of Normal Tissue is a Key Differentiator of the Gammabody® Platform1 Gammabody® Platform 1. In preclinical models, LAVA Therapeutics, data on file Prostate Cancer Normal Prostate *** p<0.001 PSMA Gammabody Mediated Killing1 • Potential for larger therapeutic window • Preferential killing of cancer versus healthy cells demonstrated in vitro and ex vivo • Allows for targeting of widely expressed tumor-associated antigens 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) S p e cific c ell d e a t h ( % ) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) S p e c i f i c c e l l d e a t h % ( ) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) S p e c i f i c c e l l d e a t h ( % ) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) Preferential Lysis of Tumor Cell Lines 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) Specific cell death (%) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) 0.01 0.1 1 10 100 1000 LAVA-1266 concentration [pM] Specific cell death (%) 0 60 80 20 40 100 + PSMA Gammabody + V2 T cells + V2 T cells + PSMA Gammabody Medium

LAVA-1207 Gammabody Designed to Activate V2 T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA-1207 Targets PSMA: Enrolling in Phase 1/2a Global Study

Update expected H2 2024

PSMA is a clinically validated target	Highly-expressed in >90% prostate cancers[1]. Higher levels negatively correlated with survival[2] FDA approval of Pluvicto, a PSMA-targeted radiopharmaceutical, provides clinical validation
High unmet need	While early-stage outcomes are good, mCRPC prevalence is 50,000 in the U.S.[3] With ~35,000 prostate-cancer related deaths annually in the U.S.[4], 5-year survival for mCRPC is ~30%[5]
Strong scientific rationale	Reported relative abundance of Vδ2 T cells correlates with improved patient prognosis and makes mCRPC an attractive indication for Gammabody® Platform[6]
Phase 1 enrollment	Enrollment is ongoing in the U.S. and Europe (NCT05369000) for dose level 10 monotherapy Clinical collaboration with Merck & Co., Inc.[7] adding a combination cohort with KEYTRUDA® (pembrolizumab)
Study update	Preliminary signs of clinical activity observed with disease stabilization and PSA reduction during early Phase 1 dose escalation To minimize the risk of CRS events >grade 2 we have introduced premedication and step-dosing Next update is planned for H2 2024, targeting a medical conference

Sources: Items 1-5: based on information from Cancer.Net® and FMI (Future Market Insights); 6. Tosolini M et al. Oncoimmunology 2017, vol 6, e128472;
7. LAVA announced a clinical collaboration with Merck & Co., on January 25, 2024.

11

12 LAVA-1207 Phase 1 mCRPC Study Design =3+3, AR = Androgen receptor Therapy refractory mCRPC Dosing: every 2 weeks Optional adjustments • Dose level • Dosing frequency • # cohorts Therapy refractory mCRPC Dose Escalation Dose Expansion GOAL Determine recommended dose and schedule based on optimal biological dose and/or maximum tolerated dose GOAL Confirm safety and determine preliminary anti-tumor activity RP2D and schedule Patient Population • Adult males with mCRPC • At least 1 prior taxane • At least 1 AR targeted therapy • ECOG 0-1

LAVA-1207 Study Schema – Phase 1

Current Step Dosing Schedule

- Priming Dose 1 on Day 1: 120ug (outpatient visit)
- Priming Dose 2 on Day 8: 360ug (outpatient visit)
- Target Dose on Day 15 and q2w thereafter (only first target dose has mandatory hospitalization of 24h; flexibility to extend beyond 24h based on investigator discretion)

Dose Level Cleared – ASCO GU 2023 Update
Dose Level Cleared
Ongoing
Additional dose levels Phase 1



Addition of pembro at cleared doses
Dose Level X+ + pembrolizumab
Dose Level 11+
Dose Level 10
continued dose escalation to MTD/BAD
Dose Level 9
Dose Level 8
Dose Level 7
Dose Level 6
Dose Level 1-5
Addition of LD IL2 at cleared doses
Dose Level 6 + LD IL-2
Dose Level 7 + LD IL-2
Dose Level 8+ + LD IL-2
RP2D
RP2D

13
LD IL2 = Low Dose Interleukin-2

LAVA

14 Why explore the combination of LAVA-1207 and PD-1 mAb • PD-1 can be expressed by Vδ2-T cells (in patient Tumor-Infiltrating Lymphocyte (TIL), PBMC) and is upregulated after exposure to bispecific γδ-TCE – This has the potential to dampen the antitumor effect of LAVA-1207 (and could be released by anti-PD1 mAb) • bsTCE induced Vγ9Vδ2-T cell activation triggers downstream activation of NK and T cells via proinflammatory cytokine secretion and can induce naive CD4 and CD8 T cell responses through their unique Ag presenting ability – This may broaden the immune response that could be promoted by anti-PD1 mAb • Anti-PD1 mAb therapy may therefore facilitate/potentiate the antitumor effect of LAVA-1207

15 Median patient was 68 years old, had received 4 rounds of prior therapy and was median 9 years from diagnosis Metastases were primarily located in bone, lymph nodes and visceral tissues No occurrence of high-grade CRS (>2) No increase in severity/frequency of TEAEs (grade 1 and 2) with increasing doses, or treatment discontinuations due to adverse events One grade 4 AE occurred (spinal cord compression, DL5) which was non-related Phase 1/2a Snapshot from ASCO GU 2023 1. All data on this slide are based on the ASCO GU 2023; Data cutoff: December 8, 2022, data on file, TEAE = treatment-emergent adverse events; Dose Levels 1-5 20 patients Encouraging safety profile Pharmacodynamics (PD) reflect changes expected per MOA V2 T cell receptor occupancy increased with escalating dose PSA reductions observed Stable disease observed in 8 of 14 evaluable patients, as of ASCO GU 2023 Data cutoff: 12/8/2022 Attractive early data on pharmacodynamics Activity and treatment duration Established data on pharmacokinetics Observed linear pharmacokinetics (PK)

16 ASCO GU 2023: Time on Treatment Data cutoff: December 8, 2022, ASCO GU 2023 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 N307 N306 N105 - N305 N304 N303 - N104 N206 N302 - U105 U104 N205 N301 N202 - U103 U102 U101 N101 N102 N201 Time since first study treatment (weeks) DL 1 1.5 μg DL 2 4.5 μg DL 3 13.5 μg DL 4 40 μg DL 5 120 μg Pt refused further treatment with IMP PD PD 12 cycles completed PD PD PD PD PD PD PD PD Clinical progression in absence of formal disease progression EoT Ongoing PD PD Subsequent to ASCO GU: • Currently enrolling dose level 10 for monotherapy

17 ASCO GU 2023: Best PSA Response Data cutoff: December 8, 2022, ASCO GU 2023 PSA change from baseline (%) Subsequent to ASCO GU: • Continue to see PSA reductions and other signs of potential antitumor activity

18 Data cutoff: December 8, 2022, ASCO GU 2023 • Favorable safety profile with no occurrence of high-grade (>2) CRS • TEAEs that were suspected to be related were grade 1 or 2 • No increase in severity or frequency of TEAEs with increasing doses • One grade 4 AE occurred (spinal cord compression, DL 5), which was non-related ASCO GU 2023: Initial Phase 1 Safety Data Subsequent to ASCO GU: • Single dose-limiting toxicity (DLT) in cohort 6 noted in the monotherapy arm • Three dose-limiting toxicities (DLTs) were observed in patients receiving IL-2 in addition to LAVA-1207 in a cohort with multiple doses of IL-2 per cycle • Step-dosing introduced to minimize risk of high grade CRS • No grade >2 CRS observed before or since introduction of step-dosing 0 20 40 60 Fatigue Fever Nausea Anemia Constipation Back pain Pain AST increase Alkaline phosphatase increase Vomiting Anorexia Fall Tumor pain Hematuria Tingling Infusion related reaction Diarrhea Dry mouth Dyspepsia Dyspnea Edema Cytokine release syndrome Chills Flu-like symptoms Hot flashes Hypertension Hypocalcemia Lymphocyte count decreased LDH increase Lung embolism Urinary tract obstruction Urinary tract infection Frequency (%) Grade 1 Grade 2 Grade 3 N=20 60 40 20 All TEAE >5%, by grade TEAE suspected to be related >5%, by grade

19 ASCO GU 2023: Pharmacokinetics and Pharmacodynamics Data cutoff: December 8, 2022, ASCO GU 2023; EOI = end of infusion; Sbj = subject Continuing to see V2 T cell receptor occupancy with increasing doses 0 2 4 6 8 1 0 0 5 0 1 0 0 1 5 0 2 5 5 0 V γ 9Vδ 2 T ce lls - % o f CD 45 Change compared to predose Time since first study treatment (days) Relative change (%) 0 2 4 6 8 1 0 0 1 0 2 0 2 5 5 0 V γ9V δ 2 T ce lls - % LAVA -1 2 07 re ce ptor oc cu panc y Treatment day %RO 0 2 4 6 8 1 0 0 1 0 2 0 3 0 4 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD 25+ Time since first study treatment (days) %CD25+ 0 2 4 6 8 1 0 0 2 0 4 0 6 0 8 0 1 0 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD6 9+ Time since first study treatment (days) %CD69+ N304 N305 N303 dosing 0 2 4 6 8 1 0 0 5 0 1 0 0 1 5 0 2 5 5 0 V γ 9Vδ 2 T ce lls - % o f CD 45 Change compared to predose Time since first study treatment (days) Relative change (%) 0 2 4 6 8 1 0 0 1 0 2 0 2 5 5 0 V γ9V δ 2 T ce lls - % LAVA -1 2 07 rece ptor oc cu panc y Treatment day %RO 0 2 4 6 8 1 0 0 1 0 2 0 3 0 4 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD 25+ Time since first study treatment (days) %CD25+ 0 2 4 6 8 1 0 0 2 0 4 0 6 0 8 0 1 0 0 2 5 5 0 V γ9Vδ2 T cells - % CD6 9+ Time since first study treatment (days) %CD69+ N304 N305 N303 dosing 0 2 4 6 8 1 0 0 5 0 1 0 0 1 5 0 2 5 5 0 V γ 9Vδ 2 T ce lls - % o f CD 45 Change compared to predose Time since first study treatment (days) Relative change (%) 0 2 4 6 8 1 0 0 1 0 2 0 2 5 5 0 V γ9V δ 2 T ce lls - % LAVA -1 2 07 re ce ptor oc cu panc y Treatment day %RO 0 2 4 6 8 1 0 0 1 0 2 0 3 0 4 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD 25+ Time since first study treatment (days) %CD25+ 0 2 4 6 8 1 0 0 2 0 4 0 6 0 8 0 1 0 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD6 9+ Time since first study treatment (days) %CD69+ N304 N305 N303 dosing 0 2 4 6 8 1 0 0 5 0 1 0 0 1 5 0 2 5 5 0 V γ 9Vδ 2 T ce lls - % o f CD 45 Change compared to predose Time since first study treatment (days) R e a l t v i e c h a n g e % ( ) 0 2 4 6 8 1 0 0 1 0 2 0 2 5 5 0 V γ9V δ 2 T ce lls - % LAVA -1 2 07 re ce ptor oc cu panc y Treatment day % R O 0 2 4 6 8 1 0 0 1 0 2 0 3 0 4 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD25+ Time since first study treatment (days) % C D 2 5 + 0 2 4 6 8 1 0 0 2 0 4 0 6 0 8 0 1 0 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD6 9+ Time since first study treatment (days) % C D 6 9 + N304 N305 N303 dosing PK, PD Data in Keeping with MOA • PK appears to be linear • Pronounced drop in circulating V2 T cell frequency 2 hr after dosing, suggesting V2 T cell re-distribution, with subsequent recovery • V2 T cell activation markers (CD25 and CD69) upregulated following dosing • Receptor occupancy detectable up to day 14 after EOI, with peak levels ranging from 6.1% to 12.6% Sbj 3 – Cohort 4 Sbj 4 – Cohort 4 Sbj 5 – Cohort 4 0 2 4 6 8 1 0 0 5 0 1 0 0 1 5 0 2 5 5 0 V γ 9Vδ 2 T ce lls - % o f CD 45 Change compared to predose Time since first study treatment (days) R e a l t i v e c h a n g e % ( ) 0 2 4 6 8 1 0 0 1 0 2 0 2 5 5 0 V γ9V δ 2 T ce lls - % LAVA -1 2 07 re ce ptor oc cu panc y Treatment day % R O 0 2 4 6 8 1 0 0 1 0 2 0 3 0 4 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD25+ Time since first study treatment (days) % C D 2 5 + 0 2 4 6 8 1 0 0 2 0 4 0 6 0 8 0 1 0 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD6 9+ Time since first study treatment (days) % C D 6 9 + N304 N305 N303 dosing 0 2 4 6 8 1 0 0 5 0 1 0 0 1 5 0 2 5 5 0 V γ 9Vδ 2 T ce lls - % o f CD 45 Change compared to predose Time since first study treatment (days) R e a l t v i e c h a n g e % ( ) 0 2 4 6 8 1 0 0 1 0 2 0 2 5 5 0 V γ9V δ 2 T ce lls - % LAVA -1 2 07 re ce ptor oc cu panc y Treatment day % R O 0 2 4 6 8 1 0 0 1 0 2 0 3 0 4 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD25+ Time since first study treatment (days) % C D 2 5 + 0 2 4 6 8 1 0 0 2 0 4 0 6 0 8 0 1 0 0 2 5 5 0 V γ9Vδ2 T ce lls - % CD6 9+ Time since first study treatment (days) % C D 6 9 + N304 N305 N303 dosing

Gammabody Designed to Activate V2 T Cells by Targeting CD123 for the Treatment of Hematologic Malignancies LAVA-1266

LAVA-1266 Targets CD123 for AML & MDS

Strong scientific rationale

Relative abundance of Vδ2 T cells in AML suggests this disease could be an attractive target for Gammabody therapies

High unmet need

Estimated new diagnoses in US in 2024: 62,770[1]

Estimated Deaths in US in 2024: 23,670[1]

Multiple levels of de-risking

Vδ2 T cell engaging arm partially derisked by LAVA-1207

CD123 clinically validated as a cancer target

Over-expressed in a wide range of hematologic malignancies

Promising preclinical data

LAVA-1266 induced preferential lysis of CD123-expressing tumor cells while relatively sparing CD123-expressing normal cells

Program status

Clinical trial enabling activities are underway, in support of an expected Q2 2024 IND filing

21

1. Source: https://seer.cancer.gov/statfacts/html/leuks.html; AML = acute myeloid leukemia, MDS = myelodysplastic syndromes

LAVA

22 LAVA-1266: CD123-Targeting Bispecific V2 T Cell Engager LAVA Therapeutics, data on file • pM potency and activity at low effector to target cell ratios • Increased survival in AML xenograft model • No co-activation of immunosuppressive regulatory T cells • Does not interfere with IL-3 induced proliferation (relevant for HPSC) • Results in very limited in vitro cytokine release (incl. IL-6, TNF, IFN-γ) • Preferentially targets CD123+ tumor cells to reduce the potential for on-target off-tumor toxicity Potent lysis of primary AML cell lines 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration [pM] Specific cell death (%) EC50 ~ 8 pM Specific cell death (%) 0.01 0.1 1 10 100 1000 0 60 80 20 40 100 LAVA-1266 concentration [pM]

Strategic Partnerships

24 Designed to induce preferential lysis of EGFR-expressing tumor cells while relatively sparing EGFR-expressing normal cells $50 million upfront received with the signing, Sept 2022 Received $7 million Phase 1 enrollment milestone, March 2024 Phase 1 Clinical Trial (NCT05983133) initiated in Q4 2023 Program highlighted during Pfizer Oncology Innovation Day1 PF-08046052 for Solid Tumors: Phase 1 Underway1 Mechanism of action Payments to date Agreement Strategic partner Program status Exclusive worldwide license agreement with Pfizer entered into Q3 2022 Pfizer to develop and commercialize PF-08046052 Potential for milestones of up to approximately $650 million and royalties 1. Link: Pfizer Oncology Innovation Day

25 PF-08046052 – EGFR-Targeting Gammabody King L, et al. Cancer Immunol Res 2023 LAVA Therapeutics, data on file Patient derived tumor tissue Patient derived non-tumor tissue

26 Undisclosed tumor associated antigen Upfront payment received in July 2023 LAVA is eligible to receive development, regulatory and commercialization milestone payments and royalties Product candidate onboarded June 2023 Johnson & Johnson Innovative Medicine Collaboration: Lead Candidate Selected Mechanism of action Payments Agreement Strategic partner Program status LAVA entered into a research collaboration and license agreement with J&J Innovative Medicine (May 2020) for the discovery and development of a novel bispecific gamma-delta T cell engager for the treatment of cancer J&J Innovative Medicine is responsible for the future clinical development, manufacture, and commercialization of the candidate at J&J Innovative Medicine’s sole cost and expense

Investment Highlights

Proprietary Gammabody® Platform	Potential first-in-class Platform maximizing the unique anticancer potential of Gamma-Delta T cells[1] Engineered to selectively activate Vδ2 T cells upon cross-linking with tumor-associated antigen Designed to drive larger therapeutic window with low incidence of high-grade CRS and limited on-target/off-tumor toxicities while maintaining anticancer activity
Progressing mCRPC Study in Phase 1	Lead program LAVA-1207 in mCRPC currently enrolling dose level 10 monotherapy cohort Enrollment in combination arm with KEYTRUDA® (pembrolizumab) expected to start Q2 2024[2]
Growing Pipeline	Pre-IND package submitted to FDA for LAVA-1266 in AML; IND submission expected in Q2 2024 IND enabling studies and CMC work ongoing for 2 pre-clinical programs
Validating Strategic Partners	Pfizer worldwide license agreement for PF-08046052[3] for EGFR+ tumors, in Phase 1 Received $7 million Phase 1 enrollment milestone Johnson & Johnson Innovative Medicine collaboration has selected a lead candidate, in preclinical development
Strong Team, IP and Cash Position	Experienced management team, with diverse portfolio of product and platform IP and a cash balance of $95 million[4], with an expected runway into 2026

1. Gamma-delta T cells are abbreviated as Vγ9Vδ2 or Vδ2 in this deck. 2. LAVA announced a clinical collaboration with Merck & Co., on January 25, 2024. 3. Formerly LAVA-1223, 4. Based on cash, cash equivalents and investments as of March 31, 2024, mCRPC = Metastatic Castration-Resistant Prostate Cancer, CRS = Cytokine Release Syndrome, IL-2 = Interleukin-2.

27

www.lavatherapeutics.com ir@lavatherapeutics.com Gamma-delta T cell engagers for next-generation cancer therapeutics